Exhibit 12.1

Alpha Natural Resources, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(Amounts in thousands except ratio)

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Earnings:
Income (loss) from continuing operations before income taxes	$(65,846)	$34,254	$(2,031)	$70,202
Adjustments:
Fixed charges	38,616	21,593	55,948	45,246
Income (loss) from equity investees	(61)	436	525	758
Amortization of capitalized interest	27	21	52	56
Capitalized interest	—	(226)	(118)	(341)

	$(27,264)	$56,078	$54,376	$115,921

Fixed Charges:
Interest expense	$29,859	$18,504	$45,469	$40,624
Loss on early extinguishment of debt	4,556	1,349	4,556	1,349
Portion of rental expense representative of interest	4,201	1,514	5,805	2,932
Capitalized interest	—	226	118	341

	$38,616	$21,593	$55,948	$45,246

Ratio of earnings to fixed charges	—	2.60	0.97	2.56
Deficiency amount	$(27,264)	$—	$—	$—